Neil D. Rischall CPA

Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

February 23, 2016

To the Stockholders
Kensington Capital Corp.
4910 13 Avenue
Brooklyn, N.Y. 11219

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report — Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Kensington Capital Corp identified the following provisions of 17 C.F.R. 15c3-3(k) under which Kensington Capital Corp claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Kensington Capital Corp stated that Kensington Capital Corp met the identified exemption provisions throughout the most recent fiscal year without exception. Kensington Capital Corp's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kensington Capital Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Neil D. Rischall,
Certified Public Accountant
Brooklyn, New York
February 23, 2016

Kensington Capital Corp
4910 13th Avenue
Brooklyn, NY 11219

February 10, 2016

Neil D Rischall CPA
146 Spencer Street
Suite 4014
Brooklyn, NY 11205

Exemption Report

RE: Kensington Capital Corp. year end 2015 Certified Audit

Kensington Capital Corp. is operating under the k2-li exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The firm is an introducing broker and has a clearing arrangement with First Southwest Company.

All checks received are made payable to the clearing firm and immediately deposited into the special account for the exclusive benefit of customers, and no securities are held by the broker dealer. The broker dealer does not take custody of customer's securities or hold any customer funds, therefore qualifies for the exemption under the rule, To our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X _____

Stuart Simon
CCO